                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Form 10-KSB

(Mark One)
    [X]       ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                    For the fiscal year ended      June 30, 1996
                                               -----------------------

    [ ]       TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

                   For the transition period from _________ to _________

                        Commission file number   0-14068
                                               -------------------------

                               MEMRY CORPORATION
    --------------------------------------------------------------------
                (Name of small business issuer in its charter)

          Delaware                                      06-1084424
----------------------------------          ----------------------------------
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)

57 Commerce Drive, Brookfield, CT                            06804
--------------------------------------             --------------------------
(Address of principal executive offices)                 (Zip Code)

Issuer's telephone number         (203) 740-7311
                              ------------------------

Securities registered under Section 12(b) of the Exchange Act:

     Title of each class      Name of each exchange on which registered

        None                                  None
---------------------------   -----------------------------------------

Securities registered under Section 12(g) of the Exchange Act:

                 Common Stock, par value $.01 per share
       -----------------------------------------------------------
                           (Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been
subject to such filing requirements for the past 90 days.  Yes  X    No
                                                               ----     ----

Check if no disclosure of delinquent filers in response to Item 405 of Regulation S-B is contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Consolidated revenues of the issuer for the fiscal year ended June 30, 1996 were $3,674,000.

The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $14,310,400 on June 28, 1996 based upon the average of the bid and asked prices on that date.

The number of shares of Common Stock outstanding as of June 30, 1996:
12,977,854.   All references to numbers of shares of Common Stock contained herein with respect to periods prior to August 8, 1994 give effect to the one-for-ten reverse stock split of the Company's Common Stock (the "Reverse Split") effected on August 8, 1994.

Documents Incorporated by Reference.  Memry Corporation's 1996 Proxy Statement
-----------------------------------
to be filed with the Commission within 120 days after June 30, 1996, is incorporated by reference in Part III of this Form 10-KSB.

                 Transitional Small Business Disclosure Format
                 ---------------------------------------------

                                    Yes  ____    NO     X
                                                      -----

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS

Memry Corporation (referred to as "Memry" or the "Company"), a Delaware corporation incorporated in 1981, is primarily engaged in the business of developing, manufacturing and marketing materials, components and products utilizing the properties exhibited by shape memory alloys (the "Memry Segment"). In addition, the Company is engaged in the manufacturing and marketing of metal parts and components machined on screw machines and smaller metal working machines (the "Wright Machine Segment"). The Company's principal executive offices are located at 57 Commerce Drive, Brookfield, Connecticut 06804, and its telephone number at such address is (203) 740-7311.

On June 28, 1996, the Company acquired from Raychem Corporation, a Delaware corporation located in Menlo Park, California ("Raychem"), the assets comprising Raychem's nickel-titanium product line. Said acquired business is described in more detail below under the heading "-- Memry Segment -- Operating Divisions."

                                 MEMRY SEGMENT

SHAPE MEMORY EFFECT
-------------------

Shape memory alloys ("SMAs") possess the ability to change from one shape to another in response to thermal changes, as well as the ability to return to their original shape following deformations substantially greater than deformations from which conventional materials can recover. This ability results from the transformation of the structure of the SMA from one crystalline form to another in reaction to thermal changes. It is not related to the normal thermal expansion and contraction properties of most materials. Due to the crystalline structure change taking place, SMAs are also able to produce forces many times greater than forces caused by thermal reactions in items such as bi-metallic elements. SMAs are capable of producing both force and motion at predetermined temperatures in order both to control and to drive various types of devices.

The major defining properties of SMAs with which the Company works are their "super-elasticity" and their ability to demonstrate both a "one-way" memory and a "two-way" memory. Unlike an ordinary metal, certain SMAs are capable of fully recovering their shape after being deformed as much as five percent, and of performing this recovery on a repeated basis. This is more than 50 times the recovery ability of ordinary metals. This "superelasticity" feature has applications for surgical instruments and devices, the hitting surface on golf clubs, orthodontic apparatus, cellular telephone antennae and other devices. When an actuator (a device that causes action or motion) is required to perform just a single actuation, it is processed to return to and permanently retain its original shape when it reaches its actuation temperature, a procedure referred to as imparting "one-way" memory. One-way memory applications include fasteners, couplings and sealing devices. "Two-way" memory refers to the processing of a material so that it has its original shape at one temperature and other shapes at different temperatures. The cycle of shape changes can (if the actuator is so processed) be made to repeat almost indefinitely in response to

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temperature changes.  SMA actuation temperatures can be set from approximately -
100 degrees C (-150 degrees F) to 200 degrees C (392 degrees F). Two-way memory applications include products and devices which rely upon the SMA to actuate a mechanism at a predetermined temperature and reverse the action at another temperature on a repeated basis, such as various types of valves, circuit breakers and electronic connectors.

OPERATING DIVISIONS
-------------------

Due to the Company's June 28, 1996 acquisition of Raychem's nickel-titanium product line (referred to at times herein as the "Raychem Acquisition"), the Company has restructured its Memry Segment. "Memry West," consisting of most of the business acquired from Raychem, manufactures semi-finished materials utilizing SMAs and, through Raychem, sells such materials into various industrial electronic, automotive and medical markets. "Memry East," which prior to the Raychem Acquisition constituted the entire Memry Segment, engages in the manufacture and sale of finished assemblies and products utilizing SMAs into the medical, industrial and consumer markets, as well as performing funded research and product development activities.

        A.  MEMRY WEST

On June 28, 1996, the Company acquired Raychem's nickel-titanium product line. This business utilized inventory, leasehold improvements, machinery and equipment and patent and other intellectual property rights to manufacture and sell SMAs primarily composed of nickel-titanium. Prior to the Raychem Acquisition, Raychem was both a supplier of nickel-titanium SMAs to the Company and a competitor in certain markets (particularly in the medical market for finished components). The acquired business differed from that of the Company, however, in that where the Company's Memry Segment had historically specialized in the manufacture of finished products and components, Raychem specialized more in the manufacture of semi-finished materials used by original equipment manufacturers ("OEMs"). Not surprisingly, therefore, the point at which Memry and Raychem most competed was at the level of components sales to OEMs, particularly in the medical industry. The leased facility, inventory, machinery and equipment, leasehold improvements and know-how purchased from Raychem now constitute Memry West (except that, as discussed below under "-- Memry East," Raychem's operations relating to the finishing of materials into components for sales to United States Surgical Corporation will be relocated to Memry East prior to December 31, 1996, and is included within the discussion of Memry
East).

Memry West, located in Menlo Park, California, is engaged in the processing and manufacture of SMAs, the vast majority of which result in the sale of custom designed semi-finished materials used by OEMs. Memry West sells semi-finished
SMAs in three basic forms:  wire, strip and tube.   To a lesser degree, Memry
West also sells subcomponents to OEMs, including helical and strip actuators, patented locking rings for electronic connectors, coated antenna materials, and sealing components. In connection with the Raychem Acquisition, Memry and Raychem entered into a Private Label/Distribution Agreement pursuant to which Raychem

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was made Memry's exclusive distributor for the acquired product line in certain specified fields of use for an initial term of five years. Sales by the Company to certain customers, including United States Surgical Corporation (as described below in "-- Memry East"), were excluded, as were any future sales for medical implant applications. Therefore, at the present time, substantially all of Memry West's sales are made to Raychem. Raychem's largest customers for the products sold to it are cellular telephone antenna manufacturers who utilize the superelasticity of SMAs for a more durable antenna. Raychem's other customers of Memry West's products include orthodontic manufacturers, who use SMA strip for braces, medical products and instrument companies, whose uses of the Memry West's products include catheter guidewire and medical tubing, automotive manufacturers, who use SMA actuators to control coolant systems and SMA plugs for high-pressure fuel injector sealant devices, and industrial product manufacturers who use SMAs for a variety of other uses including electronic connectors. In addition, Raychem purchases some of Memry West's semi-finished materials for its own use. The sales to Raychem under the agreement are discounted from the ultimate resale price to OEMs in order to allow Raychem to recover its sales and marketing expenses and to realize a profit upon resale of such products to its customers (primarily OEMs). Because of this relationship, Memry West does not have any internal sales force. In addition, Memry West supplies Memry East with semi-finished materials for processing by Memry East into finished products and components, much as Raychem sold these materials to Memry East prior to the Raychem Acquisition.

        B.  MEMRY EAST

Memry East, located in the same facility as the Company's corporate headquarters in Brookfield, Connecticut, is engaged in (i) the development and manufacture (and, in the case of proprietary products, marketing) of finished components and products utilizing SMA materials, and (ii) the conduct of both funded product research and customer-sponsored development projects.

(i)  Finished Assemblies and Components.  Memry East manufactures and sells
     ----------------------------------
finished assemblies and components for OEMs and also manufactures, sells, and markets proprietary finished products. While historically the Company has had more revenues from the sale of its proprietary products than from the sale of semi-finished materials, assemblies and components to OEMs, both the consummation of the Raychem Acquisition and the growth in sales of SMA assemblies to the medical industry have made the materials, assemblies and components business the greatest part of both the Memry Segment and even Memry East.

The single largest portion of Memry East's business is selling assemblies and components to United States Surgical Corporation ("USSC") and other medical industry OEMs. The primary item sold by Memry to USSC is an SMA subassembly used by USSC for endoscopic instruments. The use of two-way memory SMAs allows the instruments to be constrained outside the body, inserted into the body in its constrained form through small passages, to then take a different shape while inside the body, and then to return to its constrained shape for removal. While USSC was working with Memry on a number of projects at the time of the Raychem

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Acquisition, the bulk of this business represents selling finished medical sub-
assemblies that Raychem manufactured at a separate Menlo Park facility and sold to USSC. Memry is currently subleasing a separate facility from Raychem in which it is continuing to process semi-finished materials into sub-assemblies for sale to USSC. This separate facility will be relocated into Memry East's facility prior to December 31, 1996. Products and devices being sold to other medical OEMs include stents, surgical clips, catheter guidance forms and others using plastic with shape memory properties for orthoscopic procedures. All of the Company's major SMA competitors compete with the Company in this market (see "-- Competition").

In 1992 the United States Golf Association ("USGA"), professional golf's regulating body in the U.S., modified its rules to allow SMAs to be used for the hitting surface of golf clubs. Prior to that time, the Company had developed an application of certain properties of SMAs for such purpose. The SMA alloy allows the energy created when a club strikes a golf ball to be absorbed, without deformation of the club's shape, to a far higher degree than other materials used in the golf club industry. Through an exclusive distribution arrangement that prevents the Company from selling these products to other golf club manufacturers and the purchaser from sourcing these components elsewhere, in fiscal 1996 the Company began selling SMA inserts utilizing a alloy trade named ZeeMet/(R)/ to the Nicklaus Golf Equipment Company ("Nicklaus"). Nicklaus inserts these ZeeMet/(R)/ inserts into a new line of wedges and a putter, where they constitute the hitting surface of such clubs. The golfing equipment industry is highly competitive and various manufacturers have in recent years been developing more and more technical sophistication. While the Company believes that the current SMA application, as utilized by Nicklaus, has several advantages over current competing technology, there can be no assurances that it will continue to hold such advantages.

In addition to its sales of finished assemblies to OEMs, Memry East currently manufactures and markets a number of consumer and industrial products utilizing SMAs. The Company's two principal proprietary products are the MEMRYSAFE/(R)/ line of temperature-actuated water flow reduction products and the ULTRAVALVE/TM/ electronic combination shower/tub mixing valve. In addition, the Company manufactures and markets the FIRECHECK/TM/ line of industrial fire safety valves, but has not yet derived any material amount of revenues therefrom.

The MEMRYSAFE/(R)/ products provide protection from accidental scalding in showers, bathtubs and sinks by instantly restricting the flow at the point of outlet prior to the onset of a scalding condition. The Company sells this product to distributors for sales as retrofit products into the retail market, to OEMs as components and, through sales agents, to governmental authorities for installation in governmental housing. While the majority of sales of the MEMRYSAFE/(R)/ products are being made in North America, distribution is also underway in Canada, Australia and New Zealand. Retail prices in the U.S. range from $7.89 to $24.99. The Company is aware of only one directly competitive product in the U.S. and another in Australia. However, the primary competition for the product comes from major U.S. plumbing manufacturers who market and sell conventional thermostatic and pressure balanced mixing valves. Sales to date have fallen short of the Company's expectations, presumably due to lack of consumer awareness of the product. Nonetheless, the Company believes that these alternative products are more expensive to manufacture and install and less effective in protecting the user from burns.

The Company has been selling the micro-processor controlled ULTRAVALVE/TM/ shower and bath valve since June of 1990. Because it combines the safety and comfort of a thermostatic mixing valve with the ease and accuracy of a computer-controlled temperature setting, the Company believes that its ULTRAVALVE/TM/ systems have clear performance advantages over the other premium competing products on the market today. In addition, the ULTRAVALVE/TM/ system incorporates the Company's patented anti-scald protection. The ULTRAVALVE/TM/ system is assembled at Memry East with certain components purchased from outside vendors. In May 1995, the Company entered into a three year agreement with American Standard, Inc., whereby American Standard became the exclusive marketer and distributor of the ULTRAVALVE/TM/ product line in the United States. The Company has retained the right to market the products outside of the United States. American Standard markets the products in the U.S. under both the American Standard and the Ideal Standard brand names. Due to American Standards' delay in launching the product, sales of ULTRAVALVE/TM/ products to American Standard have fallen short of the contractual mandated minimum purchase requirements for American Standard and product sales still have not achieved a substantial volume. The primary competition for this product line are the higher-end pressure-balanced valves manufactured and sold by most major U.S. plumbing companies and thermostatic valves manufactured by selected European companies such as F. Grohe.

(ii) Customer Sponsored Development Projects and Funded Product Research.  In
     -------------------------------------------------------------------
addition to the manufacture and sale of commercialized components and products, Memry East is also engaged in both sponsored development projects in which the Company designs, manufactures and sells prototype components and products to customers, and funded product research.

Memry East is currently working on a number of programs to develop SMA components for OEM customer's products. The Company will accept customer-sponsored development contracts when management believes that the customer is likely to order a successfully developed component or product in sufficient quantity to justify the allocation of the engineering resources necessary. Generally under such programs, the identity of the customer is confidential; the data, inventions, patents and intellectual property rights which specifically relate to the SMA component are either owned by the customer, or in several instances shared between the Company and the customer; data, inventions, patents, and intellectual property rights pertaining to the SMA technology that do not specifically relate to the customer's product are to be owned in all cases by the Company. The largest such projects that Memry East is currently working on include superelastic eyeglass frames under development with a major U.S. eyewear manufacture and a specialized coolant valve for high performance commercial aviation jet engines in conjunction with a major aerospace company. In addition, the Company has only recently completed the development of a three-way line valve

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for a Canadian utility company intended for use in an off-peak residential electric water heater system. Because the decision as to when a program is complete and ready for commercialization belongs to the customer, and not to the Company, the Company is not able to accurately predict if or when any products developed in this type of program will come to market. In fact, the Company has worked on this type of development projects for a number of years and, with the exception of the sales that are now being made by Memry West for components for a proprietary sealing system for high pressure fuel injectors that were developed by Memry East and the customer in such a program, the Company does not yet have any material sales of commercialized products or assemblies that have arisen from these programs.

Memry East is also involved in a number of customer and government sponsored research programs in which the Company gets paid not for the sale of products but for performing the research. The Company will continue to pursue funded development programs which advance the Company's knowledge of shape memory materials and/or demonstrate clear potential for commercialization. Projects undertaken by the Company in the last few years include a National Institute of Health program to study the use of super-elastic titanium-based alloys as replacement for the current nickel-based alloys used in orthodontic procedures, a United States Air Force program for the development of SMA-based reusable lock nuts, and a program with the National Aeronautical and Space Administration for the development of shroud rings in the compressor sections of small jet turbines. The largest ongoing development program is with McDonnell Douglas for the development of SMA actuated control surfaces on advanced helicopter blades. Research contracts with the U.S. Government are subject to termination or renegotiation by the U.S. Government pursuant to standard government procurement contract terms.

SUPPLIERS
---------

The principal raw material used by the Memry Segment is SMA alloys. The Company expects to be able to continue to acquire, from several sources, shape memory alloys in sufficient quantities for its needs. While the Company relies heavily on outside suppliers for its non-SMA components of finished products, the Company also does not anticipate any difficulty in continuing to obtain non-SMA raw materials and components necessary for the continuation of the Memry Segment's business.

COMPETITION
-----------

The Company has competition on two levels: technological competition by other SMA processors, who compete with the Memry Segment mostly on the sale of semi-finished materials (i.e., mostly with Memry West) and components (i.e., mostly with Memry East), and end product competitors who compete with the Company in the sale of the Memry Segment's finished products (i.e., who compete with Memry
East). Competition with respect to Memry East's two major finished product lines and two major component lines are discussed above. See "-- Operating Divisions -- Memry East." Technologically, there are several major U.S., Japanese and European companies engaged in the supply or use of SMAs, some of which have substantially greater resources than the Company. Within the U.S., the two major SMA alloy suppliers to both the Company and the industry as a whole are Teledyne and Special Metals Corporation. Each of these companies has substantially greater resources than the Company and could determine that it wishes to compete with the Company in the Company's markets. Special Metals has in fact become a competitor of Memry West for semi-finished wire and strip materials. Japanese competitors include Furakawa Electric Co., Sumitomo Co. and Tokin Co., all of which produce SMAs and sell to users in Japan and internationally. The principal European competitors are AMT, a unit of the SwissMetal group of companies, and G. Rau, a German company. Within North America, the Company believes that it is the largest single processor of SMAs, accounting for approximately 35% of all SMA usage. The Company believes that Beta Group, Inc., and its subsidiary Nitinol Devices Company, are the next largest, followed by Flexmedics, Nitinol Medical Technology and SMA Applications, Inc.

The Company intends to compete, and advance its position, based upon its worldwide sales and distribution alliance with Raychem Corporation, its proprietary alloy positions, and its knowledge of the processing parameters of the alloys and unique design and assembly capabilities, particularly in the medical instrument and valuing fields. While price and production capability are obviously important, the Company believes that it competes mostly on technological capabilities in the Memry Segment.


                             WRIGHT MACHINE SEGMENT

The Company's Wright Machine Segment consists of Wright Machine Corporation ("Wright"), a wholly-owned subsidiary of the Company with a 120-year history as a New England manufacturer of screw machine and taper pin products. Wright provides these products to OEMs in the plumbing, electrical, electronic, fire protection, valve, appliance and automotive markets through both direct sales accounts and three manufacturers' representatives. Within the overall activity of Wright, it has three basic business segments: (i) the manufacture of threaded rings for the plumbing industry; (ii) the manufacture of predominantly brass parts on screw machines ranging in size between 1.5 inches to 2.5 inches; and (iii) the manufacture of custom and standard taper pins, most of which are made of various grades of stainless and carbon steel.

CUSTOMERS AND SUPPLIERS
-----------------------

Wright sells its products to OEM's in the plumbing, electrical, electronic, fire protection, valve, appliance and automotive markets. The majority of Wrights's customers are located within a 300 mile radius of Wright's factory in Worcester, Massachusetts. However, Wright services customers throughout the United States. In fiscal 1996, Wrights's ten largest customers accounted for 49% of its total revenues. Obviously, the loss of one or more of these customers would have a material adverse effect on Wright's operations.

Wright buys free cutting brass rod and hollow brass tube at market prices direct from producers and other suppliers. Stainless and other steel supplies are provided by a large number of suppliers. These

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materials are all available from numerous sources and Wright does not anticipate any difficulties in being able to acquire any of such materials.

COMPETITION
-----------

Wright's competition comes from other screw machining job shops, primarily on the East Coast (in proximity to most of Wright's customers) and, frequently, the customer's own internal machining capacity. The primary measures of competitiveness are price, quality and delivery, with price frequently being the most important. There has been a significant contraction in Wright's industry over the past few years, resulting in fewer but more able competitors.

Wright has enacted major cost reduction measures in both the spring of 1994 and again in the spring of 1996 in order to become more cost competitive with its competitors. However, liquidity constraints over the last few years have adversely affected Wright's ability to obtain timely deliveries of raw materials, thus making Wright less competitive as to delivery and resulting in diminished orders from customers and revenues. In addition, several of the machine shops and many internal screw machine facilities with which Wright competes have greater financial strength and similar production capabilities.

                             PATENTS AND TRADEMARKS

As part of the Raychem Acquisition, the Company acquired five U.S. patents, as well as a variety of foreign patents and domestic and foreign patent applications, relating primarily to the production and utilization of nickel-titanium alloys having shape memory effect. While these acquired patents in no way dominate the entire field of shape memory metals, they do provide the Company with some competitive advantages in the covered uses. In addition, notwithstanding the Company's acquisition of these patents and patent applications as part of the Raychem Acquisition, under certain circumstances the Company will be required to license the acquired intellectual property back to Raychem for specified uses. For example, (i) upon the termination of the private/label distribution agreement between the Company and Raychem, Raychem will have a non-exclusive perpetual license to utilize these patents to sell products within specified fields of uses for a specified royalty, and (ii) Raychem has a non-exclusive, transferable perpetual license to utilize these patents in connection with certain intellectual property relating to the medical market that was not acquired by the Company as part of the Raychem Acquisition.

With respect to specific products, the Company has a patent pending for the use of SMA in the hitting surface of golf clubs. The Company owns two patents relating to the SMA scald-protection valves, the last of which expires in the year 2010. The Company owns three commercially material U.S. and one Canadian patent for the ULTRAVALVE/TM/ system. The Company has filed for patent protection for the ULTRAVALVE/TM/ system in other countries, including the European Economic Community. U.S. patent protection for the ULTRAVALVE/TM/ product expires in 2007. The Company also holds a variety of other patents relating to both SMA technology generally and specific products.

The Company's patent rights do not dominate the field of SMA utilization, although the patents acquired from Raychem do dominate the use of nickel-titanium alloys having a two-way shape memory effect, although not in the medical instrument and in-body applications fields. The Company does not, however, have specific patent protection for many of its present or presently proposed products or product components. The Company's patent rights obviously do not dominate any specific fields in which the Company sells products (medical instruments, plumbing products, etc.). The Company does believe, however, that various patents provide it with advantages in the manufacture and sale of different products, and that its know-how relating to various SMA alloys provides the Company with a competitive advantage.

While a U.S. patent is presumed valid, the presumption of validity is not conclusive, and the scope of a patent's claim coverage, even if valid, may be less than needed to secure a significant market advantage. Gaining effective marketing advantage through patents can require the expense, uncertainty and delay of litigation. Although the Company's technical staff is generally familiar with the SMA patent environment and has reviewed patent searches when considered relevant, the Company has not requested any legal opinion to determine whether any of its contemplated products would infringe any existing patents.

The Company has trademark registrations for the MEMRYSAFE/(R)/, SHOWERGARD/(R)/ and FLOWGARD/(R)/ valves, as well as for the ZeeMet/(R)/ golf club inserts.

                            RESEARCH AND DEVELOPMENT

During fiscal 1996, the Company did not spend any material amounts on "pure" research and development (i.e., research and development done by the Company at its own cost for purposes of developing future products). However, the Company spent approximately $422,000 on research and development contributing to the development of SMA components pursuant to customer and government sponsored development arrangements. These research and development costs are borne directly by the federal government and customers of the Company, as applicable, and, for purposes of the Company's financial statements, are part of "costs of goods sold," rather than research and development. By comparison, the Company spent approximately $300,000 on funded research and development in fiscal 1995, which amount was also accounted for as "costs of goods sold." The aforesaid numbers do not include amounts spent by Raychem for research and development in said fiscal years (approximately $1.88 million in fiscal 1996 and $2.04 million in fiscal 1995), as these amounts were expended primarily for the development of intellectual property in the medical applications area that was not sold to Memry as part of the Raychem acquisition.

                                   EMPLOYEES

As of June 30, 1996 (and giving effect to the employees hired in connection with the Raychem Acquisition which was consummated on June 28, 1996), the Company and its subsidiary had seventy-six full-time and two part-time employees. Of the full-time employees, thirteen were executive or management personnel and three were science and research personnel. Thirty of the full-time employees and none of the part-time employees were employed by Wright. In addition, pursuant to a transitional services agreement entered into with Raychem as part of the Raychem acquisition, Raychem was as of such date supplying Memry, on a temporary basis at Memry's cost, with the use of two Raychem employees. The Company anticipates replacing such temporary workers by January of 1997 through a combination of temporary and permanent employees working out of both Memry West and Memry East. None of the employees is represented by collective bargaining units.

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Item 2.  DESCRIPTION OF PROPERTY

The Company has a lease, which was renewed as of September 30, 1995, for a term to expire on September 30, 2000, for office and manufacturing space located at 57 Commerce Drive, Brookfield, Connecticut 06804. The premises have a floor area of approximately 21,350 square feet, of which approximately 5,500 square feet is used by the Company for general administrative, executive, and sales purposes, and approximately 11,350 square feet is used for manufacturing and research and development operations. The lease provides for an average annual base rental of approximately $135,000.

The Company has a lease, for a term to expire on September 30, 1998, for office and manufacturing space located at 4065 Campbell Avenue, Menlo Park, California 94025. These premises, formerly used by Raychem, are the headquarters of the Company's west coast operations. These premises have a floor area of approximately 28,032 square feet, which is used by the Company for manufacturing, warehousing, general administrative and research and development operations. The lease provides for monthly base rental of $20,743.68, subject to adjustment in April of 1997 for increases in the consumer price index. The Company also has a lease, through December 31, 1996, for 3,300 square feet of laboratory and manufacturing space at 220 Jefferson, Menlo Park, California 94025. This space is leased to the Company by Raychem with base rent waived for its term. The space is primarily used as an environmentally controlled area ("clean room"). The Company intends to relocate this clean room to its Brookfield headquarters when this lease expires.

Wright owns approximately 2.9 acres of land, together with manufacturing and office facilities, located at 69 Armory Street, Worcester, Massachusetts. Three buildings have an aggregate floor area of approximately 85,000 square feet, of which approximately 5,000 square feet is used for general administrative, executive, and sales purposes, and the remainder for manufacturing screw machine and taper pin products. The property is subject to a mortgage in favor of the Company's and Wright's principal lender, which secures a loan to the Company and Wright. See "Management Discussion and Analysis or Plan of Operations" and the note to the Financial Statements entitled "Subsequent Events" for a discussion of the status of the mortgage loan.

Management believes that the existing facilities of the Company and Wright are suitable and adequate for their present needs and that additional facilities will be readily available if needed. Management also believes that the properties are adequately covered by insurance.

Item 3.  LEGAL PROCEEDINGS

The Company is involved in various legal proceedings, none of which are believed to involve a claim for damages exceeding 10% of the current assets of the Company. Although it is not feasible to predict the outcome of any such proceedings, or any claims made against the Company, the Company does not anticipate that the ultimate liability, if any, in any such proceeding will materially affect the Company's financial position, results of operation or liquidity/cash flows.

Item 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.


                                    PART II

Item 5.   MARKET FOR THE COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the OTC Bulletin Board (through which various market dealers make the market of the Company's Common Stock and trades are reported through what is commonly known as the "pink sheets") under the symbol MRMY. Prior to August 8, 1994, the Company's Common Stock was traded under the symbol MRMT. On August 8, 1994, the Company effected a one-for-ten reverse stock split (the "Reverse Split") of its Common Stock. It should be noted that all references to Common Stock (both number of shares and per share prices) have been adjusted to reflect the Reverse Split. On June 30, 1996, there were 1,505 holders of record of the Company's Common Stock.

The following table sets forth, for the periods indicated, the quarterly high and low representative bid quotations for the Company's Common Stock as reported by the National Quotations Bureau. Quotations reflect inter-dealer prices, without retail mark-ups, mark-downs, or commissions, and may not necessarily represent actual transactions.


Fiscal year ended
     June 30                1996                          1995
-------------------        -----                          ----
                     High         Low                High       Low
                     ----         ---                ----       ---

1st Quarter          $0.94        $0.53             $2.50       $1.00
2nd Quarter           0.91         0.44             1.88         0.75
3rd Quarter           1.13         0.50             1.69         0.50
4th Quarter           2.13         0.88             1.38         0.63


The Company has never paid a cash dividend on its Common Stock and the Company does not contemplate paying any cash dividends on its Common Stock in the near future.

By letter agreement dated May 22, 1995 between Harbour Holdings Limited Partnership ("Harbour") and the Company, Harbour agreed to accept the issuance to it by the Company of 747,500 shares of Common Stock as payment in full of declared, accrued and unpaid dividends in the amount of $598,000 that accrued prior to June 30, 1993 with respect to shares of Series A Preferred Stock and Series B Preferred stock held at such time by Harbour.

Pursuant to the Company's August 9, 1996 loan agreement with its principal lender, the Company is prohibited from declaring or paying any dividends, or making a distribution to its stockholders, until the termination of such agreement and the repayment of all amounts due to such lender.

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

(a)  Results of Operations

REVENUES.
--------

Sales Overview.  Overall revenues decreased 22%, from $4,729,000 in fiscal 1995
--------------
to $3,674,000 in fiscal 1996, or a $1,055,000 reduction in sales. Revenues relating to the Wright Segment were responsible for all of the decrease, and were partially offset by a slight increase in Memry Segment sales.

Memry Sales. Revenues relating to the Memry Segment increased to $1,136,000 in fiscal 1996 from $1,013,000 in fiscal 1995, an increase of $123,000, or 12%. Sales of the MEMRYSAFE(R) and ULTRAVALVE/TM/ product lines were $286,000 in fiscal 1996 as compared with $462,000 in fiscal 1995. Sales of SMA, shape memory effect wire and wire shapes, shape memory polymers and FIRECHECK/TM/ were approximately $371,000 in fiscal 1996 as compared with $186,000 in fiscal 1995. Research and development revenues in fiscal 1996 increased $114,000, or 31%, to $479,000, as compared to revenues of $365,000 in fiscal 1995. The increase in research and development revenues is due to the McDonnell Douglas contract work which began in the third quarter of fiscal 1996. The backlog of government-sponsored contracts is approximately $502,000, in addition to back-log of approximately $205,000 from a contract with McDonnell Douglas.

Wright Sales. Wright Machine Segment sales decreased $1,178,000, or 31%, to $2,538,000 in fiscal 1996 versus $3,716,000 in 1994, as a result of continued liquidity constraints which interfered with the ability of Wright to make raw material purchases. Wright's inability from time to time to obtain raw materials impacted on its ability to both attract and perform orders. The contract backlog decreased to approximately $650,000 at June 30, 1996 as compared with $1,200,000 at June 30, 1995.

COSTS AND EXPENSES
------------------

Manufacturing Costs Overview.  Manufacturing costs for fiscal 1996 decreased to
----------------------------
$2,915,000 in fiscal 1996 from $3,850,000 in fiscal 1995, a decrease of $935,000, or 24%. The decrease was almost entirely due to the reduction in gross revenues. The overall gross profit margin in fiscal 1996 was 9%, as compared to 12% in 1995. The decrease in gross margin was primarily caused by the decrease in the Wright Segment's profit margin described below.

Memry Manufacturing Costs. Memry Segment manufacturing costs were $569,000 in fiscal 1996 and $612,000 in fiscal 1995, a decrease of $43,000, or 7%, with margins of 16% and 13%, respectively. The increase in the Memry Segment's margin is attributable to the increase in sales of the higher margin shape memory effect wire.

Wright Manufacturing Costs. Wright Machine Segment's manufacturing costs for fiscal 1996 were $2,346,000 as compared with $3,238,000 in fiscal 1995. The reduction of $892,000 in costs, or 28%, is primarily due to the 31% reduction in sales. Wright's profit margin declined to 8% in fiscal 1996 versus 14% in fiscal 1995 attributable to the increase in the ratio of fixed costs to sales volume caused by the reduction in sales volume.

Research and Development Costs. Research and development costs were $422,000 in fiscal 1996 and $297,000 in fiscal 1995. This increase of $125,000, or 42%, was primarily due to the 31% increase in research and development revenues.

General, Selling, and Administrative Expense ("GS&A").  Overall GS&A was reduced
-----------------------------------------------------
in fiscal 1996 by $272,000, or 11%, to $2,102,000 from $2,374,000 in fiscal
1995. The reduction is primarily due to a decrease in litigation expense and professional fees.

Depreciation and Amortization Expense.  Depreciation expense was $90,000 in
-------------------------------------
fiscal 1996 as compared with $240,000 in fiscal 1995. The $150,000, or 63%, decrease was caused by certain assets becoming fully depreciated during the last quarter of fiscal 1995.

Interest Expense.  Interest expense decreased to $250,000 in fiscal 1996 from
----------------
$360,000 in fiscal 1995, a decrease of 31%. The decrease is primarily due to approximately $711,000 of payments on Wright's debt to Fleet Bank during fiscal 1996, which debt accrued interest at a rate of prime plus 4%.

NET LOSS
--------

Overview.  Net loss for fiscal 1996 was $2,105,000, as compared to a loss of
--------
$2,392,000 in fiscal 1995, an improvement of $287,000, or 12%. The improvement was caused by a $532,000 aggregate reduction in GS&A, interest and amortization and depreciation expenses, offset by a reduction in gross profit of $245,000.

Memry Segment. Memry Segment's net loss for fiscal 1996 was $1,718,000 as compared with fiscal 1995's loss of $1,981,000. The improvement of $263,000, or 13%, is the result of a reduction in GS&A, depreciation and amortization and interest expenses of $220,000 and an improvement in gross profit of $45,000.

Wright Segment. Wright Machine Segment's net loss was relatively flat in fiscal 1996 at $387,000 as compared to $411,000 in fiscal 1995. Wright's $24,000 improvement is the result of a reduction in GS&A, depreciation and amortization and interest expenses of $494,000 offset by a reduction of $472,000 in gross profit.

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 112 "Accounting for Postemployment Benefits," which was required to be implemented by the Company in fiscal 1995. Because the Company generally does not provide such benefits, the adoption of this statement did not have a material effect on the Company's financial position.

(b)  Liquidity and Capital Resources

The Company's primary capital requirements to date have been to fund losses from operations. In addition, from time to time the Company has required capital to effect acquisitions and to fund increases in inventory for certain products necessary to allow the Company to increase sales for those products. The Company has historically satisfied its capital requirements from sales of equity securities and borrowings. During fiscal 1996, net cash used by operating activities was approximately $2.4 million, net cash used for acquisitions (primarily the Raychem Acqusition) was approximately $4.1 million and net cash provided by financing activities (which included a reduction in borrowings of approximately $700,000) was approximately $5.4 million. As a result of the foregoing, the Company held cash and cash equivalents at June 30, 1996 of approximately $57,000, down from approximately $1.1 million at the start of fiscal 1996. As a result, at the close of fiscal 1996 the Company was in a cash impaired position and had negative working capital (current liabilities less current assets) of approximately $900,000(down from negative working capital of approximately $2.3 million on June 30, 1995).

Subsequent to the close of the Company's 1996 fiscal year, on August 9, 1996, the Company entered into a term and revolving loan agreement with Affiliated Business Credit Corporation ("ABCC"), a commercial financing subsidiary of Center Financial Corporation, allowing up to $2.635 million of aggregate borrowings. The term loan is a five year $1.135 million loan, with principal payable in monthly installments of approximately $19,000. An additional $135,000 of principal is due (i) on or prior to December 31, 1996 if, prior to December 31, 1996, the Company raises additional equity (excluding equity raised to purchase intellectual property, medical patents and other assets related thereto from Raychem), and (ii) on or before June 30, 1997 if the Company does not raise such additional equity prior to December 31, 1996. The entire unpaid balance, if not earlier demanded, is due and payable on July 31, 2001; provided, however, that ABCC has the right to accelerate the loan and require full payment upon demand. Interest on the term loan accrues at the rate of prime plus 2.25%. The revolving credit facility provides for borrowings at the lesser of $1.5 million or the sum of (a) 80% of eligible accounts receivable plus (b) the lesser of $500,000 or 25% of eligible inventory. Borrowings pursuant to the revolving loan agreement are due upon demand and bear interest, payable monthly, at prime plus 2%. The terms with ABCC generally are more favorable than the terms that the Company's Wright subsidiary had with Fleet Bank, the Company's prior lender. The loan documents contain standard covenants, including security interests in substantially all of the Company's consolidated assets, commitment fees and negative covenants (including restrictions on dividends and other payments), which the Company does not expect to materially impact operations. At the August 9, 1996 closing, Wright's debt to Fleet Bank was repaid with a $140,000, or 16%, discount.

The Company's only currently contemplated material capital expenditure for fiscal 1997 is the move of the medical assemblies portion of the business purchased from Raychem from Menlo Park, California to the Company's headquarters in Brookfield, Connecticut, in the second quarter of fiscal 1997. The Company anticipates that the cost of such move will be slightly greater than $100,000. In addition, the Company anticipates making substantial improvements to certain machinery and equipment located at Memry West and used to manufacture tinel-lock product for

Raychem. However, as a result of an agreement entered into at the time of the Raychem Acquisition, it is anticipated that Raychem will bear substantially all the costs of such improvements.

The Company has in the past grown through acquisitions (including both the Raychem Acquisition and the Company's earlier acquisition of Wright) and, as part of its continuing growth strategy, the Company expects to continue to evaluate and pursue opportunities to acquire other companies, assets and product lines that either complement or expand the Company's existing businesses. The Company intends to use available cash from operations, when and if available, and sales of equity to finance any such acquisitions that may be sought in the future.

In connection with a December 1994 subordinated debt financing, the Company granted Connecticut Innovations Incorporated ("CII"), currently the holder of both common stock and warrants of the Company, a "put" right if: (i) at any time before the earlier of June 28, 2006 and the date on which CII ceases to hold at least 35% of the common stock underlying the convertible securities originally issued to it, the Company ceases to (a) maintain its corporate headquarters and all of its product business operations in the State of Connecticut (including, after January 1, 1997, the assembly of all products to be sold to U.S. Surgical Corporation, most of which are currently being manufactured at Memry West), excluding business operations relating to Wright's production of screw machine products and taper pins and the Company's components and sub-assembly business acquired from Raychem, (b) base its president and chief executive officer, a majority of its senior executives, and all of its administrative, financial, research and development, marketing and customer service staff relating to its product business (subject to the same inclusions and exclusions as clause (a)) in the State of Connecticut, (c) conduct all of its operations relating to its product business directly or through subcontractors and through licensed operations in the State of Connecticut (subject to the same inclusions and exclusions as clause (a)), and (d) maintain its principal bank accounts with banks located in the State of Connecticut, excluding all banks associated with Wright; or (ii) the Company fails (a) to file by October 31, 1996 a registration statement under the Securities Act of 1933, as amended (the "Registration Statement"), covering, inter alia, the
                                                           ----- ----
resale by CII of the shares of the Company's Common Stock owned by CII and underlying warrants owned by CII (the "Registrable Securities") or to effect such Registration Statement by January 31, 1997, or (b) to keep the Registration Statement in effect for an aggregate of 120 days during any rolling twelve month period during the three years which the Company is required to maintain the effectiveness of the Registration Statement. Upon CII's exercise of its put, the Company shall be obligated to purchase from CII all the Registrable Securities then held by CII at a price equal to the greater of the then current market price of the Company's common stock or $2.00 per share, less, in either event, the aggregate amount of unpaid exercise prices of all warrants put to the Company. Using $2.00 per share as the put price per share, the aggregate put price that would have to be paid by the Company if the put were exercised would be approximately $4,085,500. If CII were to have the right to put its securities and were to choose to exercise that right, it would have a serious adverse effect on the Company's liquidity and the Company would most likely have to seek equity financing to be able to meet its obligations to CII. However, the Company believes that it has the ability to insure that its operations do not move from Connecticut in a manner that would trigger CII's put, and intends to cause the Registration Statement to be filed and maintained in a manner that would prevent CII's put from being operative.

The Company believes that the combination of its improved borrowing facility, its ability to raise equity capital in the past and, as a result of the Raychem Acquisition, revenues from Memry West will be sufficient to meet the Company's capital requirements (assuming both that ABCC does not demand immediate repayment of the term loan and that CII's put rights are not triggered and exercised (and, as stated above, the Company intends not to cause said put rights to become exercisable).

The Company does not expect that any of the matters discussed in Note 10 to the Company's Consolidated Financial Statements will have a material impact on the Company's financial condition, future operating results and/or liquidity.

Item 7.    FINANCIAL STATEMENTS

Index to Financial Statements
-----------------------------

INDEPENDENT AUDITOR'S REPORT                       F-1

FINANCIAL STATEMENTS:

Consolidated Balance Sheets -                      F-2
  As of June 30, 1996

Consolidated Statements of Operations -            F-3
  For years ended June 30, 1996 and 1995

Consolidated Statements of Stockholders' Equity    F-4
  For years ended June 30, 1996 and 1995

Consolidated Statements of Cash Flows -            F-5
  For years ended June 30, 1996 and 1995

Notes to Consolidated Financial Statements         F-6

Item 7.  FINANCIAL STATEMENTS


                            McGladrey & Pullen, LLP
                            -----------------------
                 Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT


To the Stockholders and Board of Directors
Memry Corporation and Subsidiary
Brookfield, Connecticut


We have audited the accompanying consolidated balance sheets of Memry Corporation and subsidiary as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Memry Corporation and subsidiary as of June 30, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                        /s/ McGladrey & Pullen, LLP


New Haven, Connecticut
September 24, 1996

MEMRY CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
June 30, 1996
--------------------------------------------------------------------------------


ASSETS (Note 8)                                                                         1996              1995
                                                                                -----------------------------------
Current Assets
  Cash and cash equivalents (Note 5)                                            $       57,000    $       1,145,000
  Accounts receivable, less allowance for doubtful accounts 1996 $29,000;
   1995 $53,000                                                                        568,000              691,000
  Inventories (Note 3)                                                               2,044,000              849,000
  Prepaid expenses and other                                                            63,000               24,000
                                                                                --------------    -----------------
            Total current assets                                                     2,732,000            2,709,000
                                                                                --------------    -----------------

Property, Plant and Equipment, at cost, net (Notes 4 and 9)                          3,881,000            1,233,000
                                                                                --------------    -----------------
Other Assets
  Patents and patent rights, less accumulated amortization 1996 $60,000;
   1995 $57,000                                                                     2,002,000                5,000
Goodwill                                                                              989,000              -
Deferred financing costs                                                               36,000              -
Deposits                                                                               39,000               32,000
                                                                                --------------    -----------------
                                                                                    3,066,000               37,000
                                                                                --------------    -----------------
            Total assets                                                        $   9,679,000     $      3,979,000
                                                                                ==============    =================
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
  Accounts payable and accrued expenses                                         $   1,733,000     $      2,189,000
  Notes payable (Note 8)                                                            1,698,000            2,810,000
  Unearned revenue (Note 2)                                                           150,000              -
  Current maturities of capital lease obligations (Note 9)                              3,000                4,000
                                                                                --------------    -----------------
            Total current liabilities                                               3,584,000            5,003,000
                                                                                --------------    -----------------
Capital Lease Obligations, less maturities (Note 9)                                     4,000                7,000
                                                                                --------------    -----------------
Commitments and Contingencies (Notes 9 and 10)

Stockholders' Equity
  Preferred stock (Note 6)                                                             36,000               19,000
  Common stock  (Note 6)                                                              130,000               80,000
  Additional paid-in capital                                                       39,034,000           29,874,000
  Accumulated deficit                                                             (33,109,000)        ( 31,004,000)
                                                                                --------------    -----------------
            Total stockholders' equity (deficit)                                    6,091,000           (1,031,000)
                                                                                --------------    -----------------
            Total liabilities and stockholders' equity                          $   9,679,000     $      3,979,000
                                                                                ==============    =================

See Notes to Consolidated Financial Statements.

MEMRY CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended June 30, 1996 and 1995
--------------------------------------------------------------------------------

                                                               1996            1995
                                                           ------------    ------------
Revenues
  Product sales                                            $  3,195,000    $  4,364,000
  Research and Development revenues                             479,000         365,000
                                                           ------------    ------------
                                                              3,674,000       4,729,000
                                                           ------------    ------------
Cost of Revenues
  Manufacturing                                               2,915,000       3,850,000
  Research and development                                      422,000         297,000
                                                           ------------    ------------
                                                              3,337,000       4,147,000
                                                           ------------    ------------

          Gross profit                                          337,000         582,000
                                                           ------------    ------------
Operating Expenses
  General, selling and administrative (Note 9)                2,102,000       2,374,000
  Depreciation and amortization                                  90,000         240,000
                                                           ------------    ------------
                                                              2,192,000       2,614,000
                                                           ------------    ------------

          Operating loss                                     (1,855,000)     (2,032,000)

Interest Expense (Note 8)                                       250,000         360,000

          Net loss                                         $ (2,105,000)   $ (2,392,000)
                                                           ============    ============

Weighted average number of common shares outstanding          8,357,118       5,353,222
                                                           ============    ============
Net loss per common share                                  $      (0.25)   $      (0.45)
                                                           ============    ============

See Notes to Consolidated Financial Statements.

MEMRY CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended June 30, 1996 and 1995
--------------------------------------------------------------------------------


                                                Preferred Stock          Common Stock
                                              -------------------     --------------------
                                                                                                 Additional
                                               Shares      Par         Shares        Par          Paid-in        Accumulated
                                               Issued      Value       Issued        Value        Capital          Deficit
                                              --------------------------------------------------------------------------------
Balance, June 30, 1994                            854   $  85,000     46,606,450   $ 46,000    $ 26,869,000     $ (28,612,000)
  Reverse stock split                             -           -      (41,945,805)        -           -                 -
  Issuance of common stock                        -           -        1,384,926     15,000       1,106,000            -
  Series A preferred stock converted             (124)    (12,000)       424,426      4,000           8,000            -
  Series B preferred stock converted             (250)    (25,000)       312,500      3,000          22,000            -
  Series F preferred stock converted             (480)    (48,000)       480,000      5,000          43,000            -
  Conversion of Dividend on Series A & B          -           -          747,500      7,000         591,000            -
  Series G preferred stock issued                 193      19,000         -              -        1,235,000            -
  Net loss                                        -           -           -              -           -             (2,392,000)
                                              --------  ---------    -----------   ---------   ------------     --------------

Balance, June 30, 1995                            193   $  19,000      8,009,997   $ 80,000    $ 29,874,000     $ (31,004,000)

  Issuance of common stock                        -           -        3,363,329     33,000       4,570,000            -
  Series G preferred stock converted             (127)    (13,000)     1,269,000     13,000          -                 -
  Series G preferred stock issued                 231      23,000         -              -        1,478,000            -
  Conversion of debenture                          67       7,000        285,528      3,000         753,000            -
  Conversion of debt                              -           -           50,000      1,000          49,000            -
  Issuance of warrants                            -           -           -              -        2,310,000            -
  Net loss                                        -           -           -              -           -             (2,105,000)
                                              --------  ---------    -----------   ---------   ------------     --------------

Balance as of June 30, 1996                       364   $  36,000     12,977,854   $ 130,000   $ 39,034,000     $ (33,109,000)
                                              ========  =========    ===========   =========   ============     ==============

See Notes to Consolidated Financial Statements.

MEMRY CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF
CASH FLOWS Years Ended June 30, 1996 and 1995
--------------------------------------------------------------------------------

                                                                                         1996            1995
                                                                                   -------------    ------------
Cash Flows From Operating Activities
  Net loss                                                                         $  (2,105,000)   $ (2,392,000)
  Adjustments to reconcile net loss to net cash used in operating activities
    Depreciation and amortization                                                         90,000         240,000
    Change in operating assets and liabilities, net of assets acquired in business combination:
       Decrease (increase) in accounts receivable                                        123,000          (9,000)
       Decrease in inventories                                                            98,000         132,000
       Increase in prepaid expenses and other                                              7,000          12,000
       (Decrease) increase in accounts payable and accrued expenses                     (556,000)        142,000
       (Increase) decrease in other asset                                                (82,000)          6,000
                                                                                   -------------    ------------
          Net cash used in operating activities                                       (2,425,000)     (1,869,000)
                                                                                   -------------    ------------
Cash Flows From Investing Activities
  Purchase of shape memory metals operation                                           (4,022,000)         -
  Purchases of property, plant and equipment                                             (38,000)       (109,000)
                                                                                   -------------    ------------
          Net cash used in investing activities                                       (4,060,000)       (109,000)
                                                                                   -------------    ------------
Cash Flows From Financing Activities
  Proceeds from sale of preferred stock, net                                           1,502,000       1,254,000
  Proceeds from sale of common stock, net                                              4,603,000       1,119,000
  Proceeds from short-term borrowings                                                    104,000         856,000
  Principal payments on notes payable                                                   (808,000)       (291,000)
  Payments on capital lease obligations                                                   (4,000)         (7,000)
  Payments on deferred lease                                                              -               (9,000)
                                                                                   -------------    ------------
          Net cash provided by financing activities                                    5,397,000       2,922,000
                                                                                   -------------    ------------

          (Decrease) increase in cash and cash equivalents                            (1,088,000)        944,000

Cash and cash equivalents, beginning of year                                           1,145,000         201,000
                                                                                   -------------    ------------
Cash and cash equivalents, end of year                                             $      57,000    $  1,145,000

Supplemental Disclosure of Cash Flow Information
  Cash payments for interest                                                       $     314,000    $    283,000

Supplemental Schedule of Noncash Investing and Financing Activities

Acquisition of shape memory metals division:
  Cash purchase price                                                              $   4,022,000    $     -

  Fair value of assets acquired
    Property and equipment                                                         $   2,700,000    $     -
    Patents                                                                            2,000,000          -
    Inventory                                                                          1,293,000          -
    Goodwill                                                                             989,000          -
                                                                                   -------------    ------------
                                                                                       6,982,000          -
                                                                                   -------------    ------------
Less
  Warrants issued                                                                     (2,310,000)         -
  Note payable issued                                                                   (350,000)         -
  Liabilities assumed                                                                   (300,000)         -
                                                                                   -------------    ------------
                                                                                   $   4,022,000    $     -
                                                                                   =============    ============

Issuance of common stock in settlement of debt                                     $     813,000    $     -
                                                                                   =============    ============

See Notes to Consolidated Financial Statements.

MEMRY CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1996 and 1995
--------------------------------------------------------------------------------

Note 1. Summary of Significant Accounting Policies

Nature of business
------------------

Memry Corporation, a Delaware corporation incorporated in 1981, is engaged in the businesses of developing, manufacturing and marketing products and components utilizing the properties exhibited by shape memory alloys, and manufacturing and marketing metal parts and components machined on screw machines and smaller metal working machines. The Company's sales are primarily to customers located throughout the United States. The Company extends credit to its customers all on an unsecured basis on terms that it establishes for individual customers.

Accounting estimates
--------------------

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Principles of  consolidation
----------------------------

The financial statements include the accounts of Memry Corporation ("Memry") and Wright Machine Corporation ("Wright"), its wholly-owned subsidiary (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation.

Cash and cash equivalents
-------------------------

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. The carrying amount of these financial instruments approximates fair value because of the short maturity of these instruments.

Inventories
-----------

Inventories consist principally of various metal alloy rod, plumbing products and shape memory alloys. Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market.

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------


Impairment of assets
--------------------

The Company reviews its long-lived assets and certain identifiable intangible assets for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable.

Revenue recognition
-------------------

Revenues from product sales are recognized when the related products are shipped. Certain revenues are earned in connection with research and development contracts which are principally with the U.S. Government. Such revenues are recognized when services are rendered. Some of the Company's research and development projects are customer-sponsored and typically provide the Company with the production rights or pay a royalty to the Company if a commercially viable product results.

Depreciation and amortization
-----------------------------

Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from three to thirty years. Leasehold improvements are amortized over the life of the lease, or the improvements' estimated useful life, if shorter.

Costs of obtaining patents and patent rights are amortized using the straight-line method over the patents' expected period of benefit which ranges from thirteen to sixteen years.

Goodwill represents the cost of acquired assets in excess of values ascribed to net tangible assets and is being amortized using the straight-line method over 15 years.

Costs incurred in obtaining financing are capitalized and are being amortized over the term of the related debt.

Income taxes
------------

The Company files a consolidated federal income tax return. Taxes are calculated on a separate company basis.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------


liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws on the date of enactment.

Net loss per common share
-------------------------

The net loss per common share is based on the net loss from operations and the weighted average number of shares of Common Stock outstanding during each year. Common stock equivalents have been excluded from the computation of the net loss per common share because inclusion of such equivalents is antidilutive.

Note 2. Business Combination

On June 28, 1996, the Company purchased certain assets used in conjunction with the shape memory metals operation of Raychem Corporation ("Raychem"). Details of the transaction, which was accounted for as a purchase, are as follows:

A summary of the purchase payments in connection with the acquisition follows:

        Cash paid to seller at closing                        $ 3,700,000
        Note payable to seller                                    350,000
        1,130,000 warrants issued to seller, at $0.01           2,285,000
        1,250,000 warrants issued to seller, at $2.00              25,000
        Obligations assumed                                       300,000
        Acquisition costs                                         322,000
                                                              -----------
                                                              $ 6,982,000
                                                              ===========

A summary of the assets acquired in connection with the acquisition of the shape memory metals division is as follows:

        Patent rights                                         $ 2,000,000
        Goodwill                                                  989,000
        Machinery and equipment                                 2,700,000
        Inventory                                               1,293,000
                                                              -----------
                                                              $ 6,982,000
                                                              ===========

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------


Unaudited pro forma consolidated results of operations for the years ended June 30, 1996 and 1995, as though the division had been acquired as of July 1, 1994, follows:

                                                    1996          1995

                                                ------------   -----------
        Sales                                   $ 12,056,000   $ 9,699,000
        Net (loss)                                   (70,000)   (3,319,000)
        Net (loss) per common
        share                                   $      (0.01)  $     (0.45)

The above amounts reflect adjustments for amortization of goodwill, additional depreciation on revalued purchased assets, and certain production and general and administrative costs.

In addition, pursuant to a private label/distribution agreement entered into between Raychem and the Company, concurrent with the acquisition, Raychem will be the exclusive distributor for an initial term of five years for non-implant applications of products in the product line to certain customers which comprised approximately 70% of the Raychem division's fiscal 1996 revenues. Sales to Raychem under the private label/distribution agreement will be discounted to allow Raychem to recover its sales and marketing expenses and to realize a profit upon resale of such products to its customers. The unaudited pro forma consolidated results of operations set forth above give effect to such discount.

Note 3. Inventories

Inventories at June 30, 1996 and 1995, are summarized as follows:


                                               1996       1995
                                            ----------------------
        Raw materials and supplies          $   665,000  $ 109,000
        Work-in-process                       1,372,000    217,000
        Finished goods                            7,000    523,000
                                            -----------  ---------
                                            $ 2,044,000  $ 849,000
                                            ===========  =========

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------


Note 4. Property, Plant and Equipment

Property, plant and equipment at June 30, 1996 and 1995, is summarized as follows:

                                                               1996          1995
                                                           -----------   -----------
        Land                                               $   166,000   $   166,000
        Buildings and improvements                             942,000       942,000
        Tooling and equipment                                4,750,000     2,013,000
        Leasehold improvements                                 100,000        98,000
                                                           -----------   -----------
                                                             5,958,000     3,219,000
        Less accumulated depreciation and amortization       2,077,000     1,986,000
                                                           -----------   -----------
                                                           $ 3,881,000   $ 1,233,000
                                                           ===========   ===========



Note 5. Concentrations

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents.

The Company places its deposits with quality financial institutions. At times, cash and cash equivalents exceed the amount insured by the Federal Deposit Insurance Corporation.

Note 6. Capital Stock


Preferred stock
---------------

The Company has two series of preferred stock outstanding at June 30, 1996. Both series carry voting rights. Information regarding the shares authorized, issued and outstanding, and conversion rates follows:


                       Number of Shares
                   ---------------------------
        Preferred                  Issued and      Par
          Stock     Authorized     Outstanding    value
       -------------------------------------------------
        Series G        800          297.10       $100
        Series H        800          66.85        $100

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------


Each share of preferred stock may, at the option of the holder, be converted into 10,000 shares of common stock (subject to adjustment pursuant to anti-dilution provisions). On June 25, 1996, a holder of the Series G preferred stock converted 126.9 shares to 1,269,000 shares of common stock.

In addition, each share of preferred stock was automatically convertible into 10,000 shares of common stock (which number was subject to adjustment pursuant to anti-dilution provisions) upon the first to occur of (i) the closing bid price per share of common stock exceeding $1.50 for 30 consecutive business days, and (ii) the conversion of a specified number of shares of Series G and Series H preferred stock into common stock. Accordingly, subsequent to June 30, 1996 all preferred stock was converted to common stock.

Common stock
------------

On December 19, 1995, the Company amended its Certificate of Incorporation to increase the number of authorized shares of its common stock, par value $0.01 per share, from 10,000,000 to 25,000,000 shares, of which there are 12,977,854 and 8,009,997 shares issued and outstanding at June 30, 1996 and 1995, respectively.

Common stock reserved for issuance at June 30, 1996, is as follows:

                                                Number of
                                                 Shares
                                                ---------
For exercise of outstanding warrants            5,709,368
For exercise of stock options                     600,000
For conversion of Series G preferred stock      2,971,000
For conversion of Series H preferred stock        668,500
                                                ---------
                                                9,948,868
                                                =========

On June 28, 1996, a convertible, subordinated debenture held by an investor in the principal amount of $763,208 was converted to 285,528 common shares and
66.85 Series H preferred shares. The investor also holds approximately 2,088,000 warrants to purchase common shares of the Company, exercisable at an average price of $0.96 per share. These warrants were originally issued in connection with the issuance of the convertible, subordinated debenture, referred to above. The agreement with the investor provides, upon the occurrence of specified events, primarily should the Company cease to maintain its principal offices within the State of Connecticut or fail to file a registration statement covering the resale of its securities by

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------


October 31, 1996, or effect such registration statement by January 31, 1997, the investor the right to put all securities of the Company held by the investor at that time for a price equal to the greater of the then current market price per share of such securities (on an as-converted basis) or $2 per share, less, in either event, the aggregate amount of unpaid exercise prices of all warrants put to the Company. Using $2.00 per share as the put price per share, the aggregate put price that would have to be paid by the Company if the put were exercised would be approximately $4,085,500. If the investor were to have the right to put its securities and were to choose to exercise that right, such an event would have a serious adverse effect on the Company's liquidity and the Company would most likely have to seek equity financing to be able to meet its obligations to the investor. However, the Company has the ability to insure that its operations do not move from Connecticut. Also, the Company intends to cause the registration statement to be filed by October 31, 1996 and maintained in a manner that would prevent the put from being operative.

Stock Option Plans
------------------

Pursuant to the Company's stock option plan, incentive stock options are granted at prices equal to or greater than the fair market value of the Company's stock at the date of grant, and are exercisable at the date of grant unless otherwise stated. In addition, non-qualified options are granted at a price determined by the compensation committee, which may be less than market value in which case expense is recognized. Other pertinent information related to the plan during fiscal years 1996 and 1995, is as follows:

                                                                            Average
                                            Shares           Options       Price Per
                                           Reserved        Outstanding       Share
                                           --------        -----------     ---------
        Balance, June 30, 1994                   -                -        $    -
          Canceled                               -                -             -
          Granted                          600,000             436,500        3.47
          Exercised                              -                -             -
                                           --------        -----------     ---------
        Balance, June 30, 1995             600,000             436,500     $  3.47
          Canceled                               -             (69,000)      (3.53)
          Granted                                -             125,000        0.90
          Exercised                              -                -             -
                                           --------        -----------     ---------
        Balance, June 30, 1996             600,000             492,500     $  1.35
                                           ========        ===========     =========

At June 30, 1996, 223,500 of the outstanding options were exercisable.

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------


Warrants
--------


The following table summarizes warrants outstanding at June 30, 1996 and 1995:

                                                               Shares          Number of          Exercise
                                                              Reserved          Shares              Price
                                                            ------------      -----------      ---------------
        Balance, June 30, 1994                               19,991,257        19,991,257      $  .20 - $10.00
          Adjustment for reverse stock split                (17,992,131)      (17,992,131)            -
          Canceled                                             (212,948)         (212,948)     $  .20 - $10.00
          Granted                                             4,302,713         4,302,713      $ 1.00 - $ 5.00
          Exercised                                                -                 -                -
                                                            ------------      -----------      ---------------
        Balance, June 30, 1995                                6,088,891         6,088,891       $1.00 - $ 7.40
          Canceled                                           (3,085,704)       (3,085,704)           $1.40
          Granted                                             2,706,181         2,586,181       $0.01 - $ 2.75
          Exercised                                                -                 -                -
                                                            ------------      -----------      ---------------
        Balance, June 30, 1996                                5,709,368         5,589,368       $0.01 - $ 7.40
                                                            ============      ===========      ===============

Note 7. Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, a valuation allowance of $13.5 million and $12.3 million has been recognized as of June 30, 1996 and 1995, respectively, to reflect the estimated amount of operating loss carryforwards and temporary differences which may not be realized. The approximate effect of carryforwards and temporary differences that give rise to deferred tax assets and liabilities as of June 30, 1996 and 1995, are as follows:

                                                                         1996                1995
                                                                --------------     --------------
        Deferred tax assets:
          Allowance for doubtful accounts                   $          12,000         $    21,000
          Inventory reserves                                          172,000             304,000
          Capitalization of inventory costs                            31,000              39,000
          Vacation accruals                                            41,000              21,000
          Depreciation and amortization                               (13,000)             46,000
          Research and development credit carryforwards               160,000             160,000
          Net operating loss carryforwards                         13,100,000          11,679,000
                                                                --------------     --------------
            Total deferred tax assets                             13,503,000           12,270,000
        Valuation allowance                                      (13,503,000)        ( 12,270,000)
                                                                --------------     --------------
            Net deferred tax assets                             $         -        $         -
                                                                ==============     ==============

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------


As of June 30, 1996, the Company has net operating loss carryforwards for income tax purposes of approximately $33 million, which expire beginning in 1998. In addition, the Company has tax credit carryforwards available to offset future taxable income aggregating approximately $160,000 which expire in various amounts from 1998 through 2008. As a result of numerous equity transactions, the net operating loss carryforwards and the unused tax credits are significantly limited as to ultimate amounts of these tax attributes which may be utilized and the periods for which they will apply.

Note 8. Notes Payable




Notes payable consist of the following at June 30, 1996 and 1995:

                                                                                 1996               1995
                                                                              -----------        -----------
        Revolving loan payable to bank, interest payable
          monthly at the bank's base rate plus 4% (12.25%
          at June 30, 1996), due July 1, 1996. (A)                            $   381,000        $   570,000

        Term note payable to bank, due in monthly installments
          of $7,000, plus interest at the bank's base rate plus 4%
          (12.25% at June 30, 1996), due July 1, 1996. (A)                         83,000            167,000

        Mortgage note payable to bank, due in monthly
          installments of $3,700, plus interest at the bank's
          base rate plus 4% (12.25% at June 30, 1996),
          due July 1, 1996. (A)                                                   471,000            910,000

        Convertible, subordinated debenture note, payable to
          investor, interest at 5% payable semiannually, due
          December 1999. (B)                                                         -               763,000

        Unsecured note payable to Raychem Corporation,
          interest payable at 10%, due on demand. (C)                             350,000               -

        Unsecured notes payable to affiliated company, interest
          payable at 6%, due on demand.                                           344,000            240,000


MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------

                                                                             1996                1995
                                                                          ------------       ------------

        Unsecured note payable to officer/stockholder, interest
          payable at 12%, due on demand.                                        60,000             60,000

        Unsecured notes payable to affiliated company, interest
          at prime plus 4%, payable on demand.                                   9,000            100,000
                                                                          ------------       ------------
                                                                          $  1,698,000       $  2,810,000
                                                                          ============       ============


(A) At June 30, 1996 and 1995, the Company was in default with respect to its revolving loan, term note and mortgage note. Accordingly, at June 30, 1996 and 1995, the term and mortgage loans were classified as current obligations in the accompanying consolidated balance sheet. At June 30, 1996, the Company expected to refinance the above debt and on August 9, 1996, the Company entered into a new credit facility with a different lender.

        The credit facility entered into on August 9, 1996, provides both a revolving and term loan. The revolving loan provides for borrowings up to the lesser of $1,500,000 or the sum of a) 80% of eligible accounts receivable and b) the lesser of $500,000 or 25% of eligible inventory. Borrowings pursuant to the revolving loan are due upon demand and bear interest, payable monthly, at prime plus 2%. The term loan is in the amount of $1,135,000 and is payable in monthly principal installments of $18,917, plus interest at prime plus 2.25%, through July 2001. The term loan is due upon demand. These loans are cross-collateralized by substantially all the assets of the Company.

        The term loan is subject to a mandatory prepayment in the amount of $135,000 (i) on or prior to December 31, 1996 if, prior to December 31, 1996, the Company raises additional equity (excluding equity raised to purchase intellectual property, medical patents and other assets related thereto from Raychem), and (ii) on or before June 30, 1997 if the Company does not raise such additional equity prior to December 31, 1996.

(B) This note was converted to common and preferred stock during the year ended June 30, 1996 (see Note 6).

(C) The obligation was incurred in connection with the acquisition of the shape memory metals operation of Raychem (see Note 2) and was repaid subsequent to June 30, 1996, in connection with the new credit facility described above.

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------

Note 9. Leases

The Company leases telephone equipment and a copier under noncancelable leases. These leases have been recorded as capital leases and are included in the accompanying consolidated balance sheets under the caption "Property, Plant and Equipment". The Company also leases its Connecticut and California warehouse and office facilities under operating leases. The lease on the Connecticut facility expires in September 2001 and the lease on the California facility expires in September 1998.

Future minimum lease payments under capital leases and significant noncancelable operating leases, with remaining terms of one year or more, are as follows at June 30, 1996:

                                           Capital      Operating
                                            Leases       Leases
                                           -------    -----------
1997                                       $ 4,000    $   386,000
1998                                         4,000        386,000
1999                                            -         197,000
2000                                            -         134,000
2001                                            -          33,000
                                           -------    -----------
                                             8,000    $ 1,136,000
                                                      ===========
Less amount representing interest            1,000
                                           -------
Present value of future minimum lease        7,000
Less current maturities                      4,000
                                           -------
                                           $ 3,000
                                           =======

Rent expense under operating leases for the years ended June 30, 1996 and 1995 amounted to $130,000 and $114,000, respectively.

Note 10. Contingencies

401(K) Plan
-----------

The Company maintains defined contribution plans (401K) which cover substantially all of its employees. Contributions are based on specific percentages of employee voluntary contributions. Employees vest immediately. There were no expenses recognized for this plan in fiscal 1996 and 1995 as no employees were participating.

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------


Data Switch Corporation v. Memry Corporation, et al.
----------------------------------------------------


Verdon Corporation owns property located at 83 Keeler Avenue, Norwalk, Connecticut (the "Property") which it leased to New Dimensions in Education, Inc. ("New Dimensions"). New Dimensions subleased the Property to Data Switch Corporation, which in turn subleased the Property to the Company. On December 18, 1990, Data Switch commenced an action against Verdon, New Dimensions and the Company seeking a declaratory judgment that the lease was not renewed on June 12, 1990, for an additional five-year term. The Company supports this request; however, Verdon and New Dimensions have taken the position that the lease was renewed by the Company. On October 28, 1992, David O'Toole, successor to Verdon Corporation, filed a cross-complaint against the Company alleging that the Company intentionally and/or negligently damaged the Property during the period of its tenancy. Similar allegations were also made against New Dimensions and Data Switch. O'Toole's allegations fail to include any specific itemization of the nature or scope of the injuries alleged. No formal discovery has taken place to date. The Company intends to defend this action vigorously and believes that the possibility of a negative outcome would be remote.

Catizone v. Memry Corporation
-----------------------------

The Company was a defendant in an action entitled Catizone v. Memry Corporation,
                                                  -----------------------------
et al. During 1996, this case was dismissed.
-----
Neil E. Rogen v. Memry Corporation
----------------------------------

In September 1992, Neil E. Rogen, formerly an officer and director of the Company, brought an action against the Company for the alleged breach of an employment agreement between Mr. Rogen and the Company and for indemnification for legal expenses incurred by Mr. Rogen in connection with an investigation of and subsequent lawsuit against Mr. Rogen by the Securities and Exchange Commission and certain related and unrelated lawsuits. During 1996, this case was settled for $30,200 which was paid during fiscal 1996.

Chrysler Canada Claim.  By letter dated October 23, 1995, an attorney purporting
---------------------
to represent Chrysler Canada Limited and its pension funds made a demand for payment of interest unpaid on a $1,500,000 10% note, originally due October 31, 1991, and demanded inspection of books and records of the Company. By letter dated October 30, 1995, the Company, through its counsel, offered to pay Chrysler Canada Limited and its pension funds $162,112 upon receipt of a duly authorized release acknowledging that no further amounts were due and acknowledging the termination of rights under certain warrants. Accordingly, approximately $162,000 is included

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------


in accounts payable and accrued expenses. Thereafter there has been a series of communications between counsel for the parties regarding their interpretation of the rights and responsibilities of the Company to pay additional interest and to permit inspection of books and records. The Company has asserted that Chrysler Canada Limited and its pension funds waived their rights to further interest and that the Company is not obligated to permit the inspection of its books and records absent disclosure of a valid corporate purpose which Chrysler Canada has declined to provide as of this date. The last communication occurred in or about April, 1996. Management does not anticipate that the Company will be liable for any additional amounts which would be material to the Company.

The Company does not expect that any of the matters discussed above will have a material impact on the Company's financial condition, future operating results, and/or liquidity.

Note 11. Segment Information

The Company is principally engaged in two business segments: Memry Segment ("Memry") and Wright Machine Segment ("Wright"). All businesses are located domestically. Wright includes the manufacturing and marketing of metal parts and components machined on screw machines and smaller metal working machines. Memry is engaged in developing, manufacturing and marketing subassemblies, products and components utilizing the properties exhibited by shape memory alloys. Memry's revenues include product development contracts for outside customers. Memry expenses include internally funded research as well as all costs associated with outside clients. There were no significant intersegment sales or transfers.

Operating loss is total revenue less operating expenses, excluding interest. Identifiable assets of each segment are the assets used by that segment in its operations, excluding general corporate assets. General corporate assets are principally cash, deposits and other receivables.

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------

                                                      1996        1995
                                                   ---------------------
                                                        (in thousands)
                                                   ---------------------
Revenues
  Wright                                           $  2,538    $  3,716
  Memry                                               1,136       1,013
                                                   --------    --------
        Total operating revenues                   $  3,674    $  4,729
                                                   ========    ========
Operating loss
  Wright                                           $   (194)   $   (136)
  Memry                                              (1,661)     (1,896)
                                                   --------    --------
                                                   $ (1,855)   $ (2,032)
                                                   ========    ========

Interest                                               (250)       (360)
                                                   --------    --------
        Net loss                                   $ (2,105)   $ (2,392)
                                                   ========    ========
Assets
  Wright                                           $  1,862    $  1,752
  Memry                                               7,817       2,227
                                                   --------    --------
        Total assets                               $  9,679    $  3,979
                                                   ========    ========
Depreciation and Amortization
  Wright                                           $     52    $    185
  Memry                                                  38          55
                                                   --------    --------
                                                   $     90    $    240
                                                   ========    ========
Capital Expenditures
  Wright                                           $     19    $     15
  Memry                                               2,722          94
                                                   --------    --------
                                                   $  2,741    $    109
                                                   ========    ========

Depreciation and amortization includes depreciation and amortization of capital assets, including patents.

Note 12. Emerging Accounting Standards

The Financial Accounting Standards Board ("FASB") has issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of", which becomes effective for the Company's year ending June 30, 1997. Statement No. 121 establishes accounting standards for the impairment of long-lived asset, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain

MEMRY CORPORATION AND SUBSIDIARY

June 30, 1996 and 1995
--------------------------------------------------------------------------------


identifiable intangibles to be disposed of. The Company does not anticipate that the adoption of this standard will have a significant impact on its financial statements.

The FASB has also issued Statement No. 123, "Accounting for Stock-Based Compensation." This statement establishes new standards, effective for the Company's year ending June 30, 1997, for stock-based compensation plans under which employees receive shares of stock or other equity instruments of the employer. The Statement establishes a fair value-based method of accounting for stock-based compensation plans and encourages, but does not require, entities to adopt that method in place of existing generally accepted accounting principles. Companies that elect to continue under existing generally accepted accounting principles must disclose pro forma net income and earnings per share for all years presented, as if Statement No. 123 had been adopted.

For its fiscal year ending June 30, 1997, management has elected to present pro forma disclosure as if the expense recognition elements of the statement were adopted. These pro forma adjustments will likely decrease pro forma net income and earnings per share.

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None that have not been previously reported, as that term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended.

                                    PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal No. 1 - Election of Directors," "-Executive Officers of the Company" and "-Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's Definitive Proxy Statement to be filed with the Commission within 120 days after June 30, 1996.

Item 10.  EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal No. 1-Election of Directors-Compensation of Directors" and "-Executive Compensation" of the Company's Definitive Proxy Statement to be filed with the Commission within 120 days after June 30, 1996.

Item 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Company's Definitive Proxy Statement to be filed with the Commission within 120 days after June 30, 1996.

Item 12.  CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

The information required by this Item is incorporated herein by reference to the section entitled "Proposal No.1 -Election of Directors-Certain Relationships and Transactions" of the Company's Definitive Proxy Statement to be filed with the Commission within 120 days after June 30, 1996.


Item 13. EXHIBITS AND REPORTS ON FORM 8-K

  (a)   Exhibits

        The Exhibits listed in the Index to Exhibits following the Signature Page herein are filed as part of this Annual Report on Form 10-KSB.

  (b)   Reports on Form 8-K

        No Form 8-K was filed during the last quarter of the fiscal year ended June 30, 1996. However, a Form 8-K was filed on July 15, 1996 with respect to disclosure regarding "Item 2. Acquisition or Disposition of Assets" and "Item 7. Financial Statements and Exhibits," disclosing the consummation of the Raychem Acquisition. On September 13, 1996, the Company filed a Form 8-K/A containing the financial statements relating to the Raychem Acquisition.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MEMRY CORPORATION


Date:  September 30, 1996                   By: /s/ James G. Binch
     ---------------------                     -------------------
                                               James G. Binch
                                               President, CEO,
                                               Treasurer and
                                               Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.


Signature                         Title                    Date
---------                         -----                    ----


/s/ James G. Binch          President, CEO, Treasurer      September 30, 1996
----------------------
James G. Binch              and Chairman of the Board
                            (Principal Executive Officer)


/s/ Wendy A. Gavaghan       Corporate Controller           September 30, 1996
---------------------
Wendy A. Gavaghan           (Principal Financial
                             Officer)


/s/ Jack Halperin           Director                       September 30, 1996
----------------------
Jack Halperin


/s/ John A. Morgan          Director                       September 30, 1996
----------------------
John A. Morgan

                                      Exhibit Index

Exhibit                                                                               Sequential
Number                    Description of Exhibit                                        Page
------                    ----------------------                                      ----------
 3.1                     Certificate of Incorporation of the Company, as amended             (9)

 3.2                     By-Laws of the Company, as amended                                  (8)

10.1                     Employment Agreement, dated January 1, 1990,                        (1)
                         between the Company and Ming H. Wu

10.2                     Lease Agreement, dated January 24, 1991,                            (2)
                         between the Company and Brookfield Commerce,
                         relating to 57 Commerce Drive, Brookfield, CT

10.3                     SBIR Contract, dated August 6, 1992, between the                    (4)
                         Company and the U.S. Air Force

10.4                     Warrant Issued to Connecticut Innovations,                          (3)
                         Inc. ("CII") as of March 1, 1992

10.5                     Employment Agreement, dated September 24,                           (5)
                         1993, between the Company and James G. Binch

10.6                     Warrant issued to American Equities Overseas                        (5)
                         Inc., pursuant to Placement Agreement of
                         September 8, 1993

10.7                     Warrant issued to American Equities Overseas                        (5)
                         Inc., pursuant to Placement Agreement of
                         November 22, 1993

10.8                     Agreement, dated January 25, 1993, between                          (5)
                         the Company and Sciatec, Inc.

10.9                     Memry Corporation Stock Option Plan adopted                         (6)
                         as of July 19, 1994

10.10                    SBIR Contract dated December 9, 1993 between                        (6)
                         the Company and NASA

10.11                    Letter Agreement dated as of October 12, 1994                       (6)
                         between the Company and Harbour Holdings Limited
                         Partnership regarding Series A Preferred stock
                         conversion calculation

10.12                    Employee Non-Disclosure Agreement, dated as of                      (6)
                         October 18, 1994, between the Company and
                         James G. Binch

10.13                    Employee Non-Disclosure Agreement, dated as of                      (6)
                         January 24, 1994, between the Company and
                         Wendy A. Gavaghan

Exhibit                                                                              Sequential
Number                    Description of Exhibit                                     Page
-------                   ----------------------                                     ----------
10.14                    Convertible Subordinated Debenture Purchase Agreement,             (9)
                         dated as of December 22, 1994, between the Company and
                         CII

10.15                    Escrow Agreement, dated as of December 22, 1994, among             (9)
                         the Company, CII and Finn Dixon & Herling as escrow
                         agent

10.16                    Letter Agreement, dated May 22, 1995, between                      (7)
                         Harbour Holdings Limited Partnership and the
                         Company regarding conversion of Series A and
                         Series B Preferred Stock and issuance of shares
                         of Common Stock as payment in full of accrued dividends.

10.17                    Form of Securities Purchase Agreement relating to                  (7)
                         sales of Series G Preferred Stock of Memry Corporation

10.18                    First Amendment to Convertible Subordinated Debenture              (7)
                         Purchase Agreement, dated October 11, 1995, between
                         the Company and CII

10.19                    First Addendum to Convertible Subordinated Debenture,              (7)
                         dated October 11, 1995, made by the Company and agreed
                         to by CII

10.20                    First Addendum to Stock Subscription Warrant (re:                  (7)
                         Warrant No. 94-4), dated October 11, 1995, made by the
                         Company and agreed to by CII

10.21                    First Addendum to Stock Subscription Warrant (re:                  (7)
                         Warrant No. 94-5), dated October 11, 1995, made by the
                         Company and agreed to by CII

10.22                    First Addendum to Stock Subscription Warrant (re:                  (7)
                         Warrant No. 94-6), dated October 11, 1995, made by the
                         Company and agreed to by CII

10.23                    Amendment to Escrow Agreement, dated October 11, 1995,             (7)
                         among the Company, CII and Finn Dixon & Herling as escrow
                         agent

10.24                    Second Amendment to Convertible Subordinated Debenture             (9)
                         Purchase Agreement, dated as of June 28, 1996, between
                         Memry and CII

10.25                    Second Amendment to Escrow Agreement, dated as of                  (9)
                         June 28, 1996, among Memry, CII and Finn Dixon & Herling
                         as escrow agent

10.26                    Amended and Restated Class I Warrant Certificate                   (9)
                         (Warrant Certificate No. 94-4A) issued by the
                         Company to CII

10.27                    Amended and Restated Class II Warrant Certificate                  (9)
                         (Warrant Certificate No. 94-5A) issued by the
                         Company to CII

Exhibit                                                                              Sequential
Number                    Description of Exhibit                                     Page
-------                   ----------------------                                     ----------

10.28                    Second Addendum to Class III Warrants issued by the                (9)
                         Company to CII

10.29                    Sublease, dated as of June 28, 1996, between the Company           (8)
                         and Raychem Corporation

10.30                    Tinel-Lock Supply Agreement, dated as of June 28, 1996,            (8)
                         between the Company and Raychem Corporation

10.31                    Private Label/Distribution Agreement, dated as of                  (9)
                         June 28, 1996, between the Company and Raychem Corporation

10.32                    Warrant Certificate exercisable for 1,130,000 shares of            (8)
                         Common Stock, dated June 28, 1996, issued by the Company
                         to Raychem Corporation,

10.33                    Warrant Certificate exercisable for 1,250,000 shares of            (8)
                         Common Stock, dated June 28, 1996, issued by the Company
                         to Raychem Corporation,

10.34                    Finders Fee Agreement, dated as of June 28, 1996, between          (8)
                         the Company and Raychem Corporation,

10.35                    Amended and Restated Asset Purchase Agreement                      (8)
                         between the Company and Raychem Corporation,
                         dated May 10, 1996.

10.36                    Letter Agreement, dated June 20, 1996, between                     (8)
                         Memry Corporation and Raychem Corporation.

10.37                    Amendment No. 1 to Amended and Restated Purchase                   (8)
                         Agreement between Memry Corporation and Raychem
                         Corporation, dated June 28, 1996.

10.38                    Amendment No.2 to Amended and Restated Purchase Agreement          (9)
                         between Memry Corporation and Raychem Corporation, dated
                         August 11, 1996.

10.39                    Amendment to Lease Agreement between the Company and               (9)
                         Brookfield Commerce relating to 57 Commerce Drive,
                         Brookfield, CT.

10.40                    Securities Purchase Agreement, dated as of                         (9)
                         June 14, 1996, between Memry Corporation and
                         Wendy A. Gavaghan

10.41                    Warrant Cert. No. 96-4, dated as of July 16, 1996,                 (9)
                         issued to Dominion Captial Partners

10.42                    Warrant Cert. No. 96-5, dated as of July 15, 1996,                 (9)
                         issued to Dawn M. Morton

10.43                    Form of Securities Purchase Agreement relating to                  (9)
                         sales of Common Stock at $2.00 per share on
                         June 28, 1996

10.44                    Commercial Revolving Loan, Term Loan and Security                  (9)
                         Agreement, dated August 9, 1996, among the Company,
                         Wright Machine Corporation and Affiliated Business
                         Credit Corporation

10.45                    Mortgage and Security Agreement dated as of August 9, 1996,        (9)
                         from Wright Machine Corporation and Affiliated Business
                         Credit Corporation

10.46                    Letter Agreement, dated June 26, 1996, between Memry               (9)
                         Corporation and James Proft

10.47                    Warrant Certificate No. 96-7, dated September 19, 1996,            (9)
                         issued to James Proft

10.48                    Letter Agreement, dated as of May 29, 1996, between Memry          (9)
                         Corporation and Dominion Capital Partners re: stock issuance


10.49                    Securities Purchase Agreement, dated as of December 9,             (9)
                         1994, between Memry Corporation and Dominion Partners

10.50                    Warrant Cert. No. 94-3, dated as of December 23, 1994,             (9)
                         issued to Banque Pour L'Industrie Francaise (ref: GAN)

10.51                    Securities Purchase Agreement, dated as of December 21,            (9)
                         1994, between Memry Corporation and Banque Pour
                         L'Industrie Francaise (ref: GAN)

10.52                    Securities Purchase Agreement, dated as of May 22, 1995,           (9)
                         between Memry Corporation and Banque Pour L'Industrie
                         Francaise (ref: GAN)

10.53                    Securities Purchase Agreement, dated as of June 22,                (9)
                         1995, between Memry Corporation and Nicholas Grant

10.54                    Employee Agreement on Inventions and Patents, between              (9)
                         the Company and James G. Binch

11                       Statement re: Computation of Per Share Earnings                    (7)

21.1                     Information regarding Wright Machine Corporation                   (7)

27                       Financial Data Report                                              (9)

---------------------------------
(1) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990.

(2) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1991.

(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1991.

(4) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1992.

(5) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1993.

(6) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1994.

(7) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995.

(8) Incorporated by reference to the Company's Current Report on Form 8-K filed July 15, 1996.

(9) Submitted separately, electronically.